SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended 09 August 2010

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
     ---------------               ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
      ---------------           ----------------

press release

August 9, 2010

UPDATE ON GULF OF MEXICO OIL SPILL

BP today provided an update on developments in the response to the MC252 oil well incident in the Gulf of Mexico.

Subsea Source Control

The MC252 well has been shut-in since July 15; there is currently no oil flowing into the Gulf. BP continues to work with the guidance and approval of the National Incident Commander and the leadership and direction of the federal government.

Following the completion of cementing operations on the MC252 well on August 5, pressure testing was performed which indicated there is an effective cement plug in the casing. BP believes the static kill and cementing procedures have been successful.

BP continues to progress the relief well operations that commenced on May 2. The well is currently at a measured depth of 17,909 feet
.
Progressing towards the intersect with the MC252 well will involve drilling alternating with ranging runs to confirm proximity to the well. Depending upon weather conditions, August 15th is the current estimate of the most likely date by which the first relief well will intercept the MC252 well annulus.

Operations on the second relief well, which started May 16, have been suspended at a measured depth of 15,874 feet, so as not to interfere with the completion of the first relief well.

Information on the subsea operational status is updated daily on BP's website,
www.bp.com
.

Surface Spill Response

Work continues to identify and collect oil on the surface of the sea and to collect and clean up oil that has reached shore. Since July 15, no new oil has flowed into the Gulf of Mexico from the MC252 well. As a result, BP, as part of Unified Command, has conducted overflights and other reconnaissance and has found less skimmable quantities of oil over the last several days. To date, skimming operations have recovered a total of over 826,000 barrels of oily liquid and a total of 411 controlled burns have been carried out.

Approximately 30,800 personnel, more than 5,050 vessels, and dozens of aircraft are engaged in the response effort.

Additional information

BP will continue to make claim payments to individuals and businesses impacted by the oil spill until the process is taken over by the Gulf Coast Claims Facility under the leadership of Ken Feinberg later in August. As of Aug. 7 approximately 145,000 claims have been submitted and more than 103,900 payments have been made, totalling $319 million.

The cost of the response to date amounts to approximately $6.1 billion, including the cost of the spill response, containment, relief well drilling, static kill and cementing, grants to the Gulf states, claims paid, and federal costs. This includes an adjustment to cost run rates based on actual charges received.
On June 16, BP announced an agreed package of measures, including the creation of a $20 billion escrow account to satisfy certain obligations arising from the oil and gas spill.

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BP Press Office London: +44 20 7496 4076
BP Press office, US: +1 281 366 0265
www.bp.com/gulfofmexicoresponse

- ENDS -

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated:  09 August 2010

/s/ D. J. PEARL
..............................
D. J. PEARL
Deputy Company Secretary